O’Melveny & Myers LLP	T: +1 415 984 8700	File Number: 0505809-00007
Two Embarcadero Center	F: +1 415 984 8701
28ᵗʰ Floor	omm.com
San Francisco, CA 94111-3823

C. Brophy Christensen
D: +1 415 984 8793
bchristensen@omm.com

March 12, 2025

VIA EDGAR

Mr. Perry Hindin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

Washington, D.C. 20549

Re:	Liberty TripAdvisor Holdings, Inc.
Amendment No. 1 to Schedule 13E-3 filed February 21, 2025
File No. 005-88301
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 20, 2025
File No. 001-36603

Dear Mr. Hindin:

On behalf of our client, Liberty TripAdvisor Holdings, Inc. (“Liberty TripAdvisor”), we are providing its response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated February 27, 2025, with respect to the filings referenced above.

This letter is being filed electronically via the EDGAR system today. Capitalized terms used and not defined herein have the meanings given in the Schedule 13E-3 (as amended, the “Schedule 13E-3”) and the Preliminary Proxy Statement on Schedule 14A (as amended, the “Schedule 14A”), as applicable.

For your convenience, we have restated below the Staff’s comment in bold, followed by our response to such comment.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

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Schedule 13E-3 Amendment No. 1 and Revised Preliminary Proxy Statement on Schedule 14A

General

1.            We note your response to prior comment 3 and reissue it in part. Refer to your discussion in your response “3b.” arguing that Certares is not an affiliate of Liberty TripAdvisor. We note that:

●	in December 2023, Liberty TripAdvisor management began informal discussions with Liberty TripAdvisor’s financial advisor, Citi, regarding potential solutions to address Liberty TripAdvisor’s leverage concerns given the upcoming required redemption for cash on March 27, 2025 of the Liberty TripAdvisor preferred stock;

●	in connection with the transactions contemplated by the merger agreement and the Tripadvisor loan facility, Certares entered into a letter agreement waiving the mandatory redemption date under the certificate of designations and certain other rights and requirements under the certificate of designations requiring Liberty TripAdvisor to redeem, repurchase or otherwise acquire any of the shares of Liberty TripAdvisor preferred stock (all of which is owned by Certares); and

●	pursuant to the Certares voting agreement, Certares has agreed to vote its shares of Liberty TripAdvisor preferred stock in favor of the charter amendment and other proposals deemed necessary for approval of the Rule 13e-3 transaction.

Given that Certares’ execution of the side letter agreement and voting agreement was an essential prerequisite to completion of the Rule 13e-3 transaction and that Certares appears to have participated in various presentations from July 11 through October 11, 2024 delivered by Centerview where it communicated with respect to the “proposed transaction framework,” please advise how Certares’ apparent ability to veto the transaction and/or influence the material terms of the transaction should not be considered to constitute the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Liberty TripAdvisor.

Response: In response to the Staff’s comment and after careful consideration of the text of Rule 13e-3 (“Rule 13e-3”) under the Exchange Act, including, without limitation, the Division of Corporation Finance’s guidance in the Going Private Transactions and Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (the “C&DIs”), Liberty TripAdvisor determined, and respectfully submits to the Staff, that Certares is not an “affiliate” of Liberty TripAdvisor.

Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.” Exchange Act Rule 12b-2 defines “control” to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

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As noted by the Staff in its comment letter dated February 27, 2025, the execution of the side letter agreement and voting agreement by Certares were prerequisites to completion of the transaction, and Certares had involvement in discussions surrounding the “transaction framework” in the events leading up to signing. However, Certares did not “control” the transaction much less the direction of the management and policies of Liberty TripAdvisor. Liberty TripAdvisor and Tripadvisor pursued the transaction because it was in the best interest of their respective companies. They sought and obtained from Certares a concession whereby Certares agreed to accept less than it was contractually entitled to pursuant to the terms of its preferred stock in order to facilitate the transaction. Certares was aware of Liberty TripAdvisor’s precarious financial position in light of, among other things, its public disclosure regarding its substantial doubt about its ability to continue as a going concern. Certares was also aware that Liberty TripAdvisor, as also noted in its public disclosures, was exploring various alternatives to address its dire financial position, which could have also had an adverse impact on Tripadvisor. The parties, including Certares, ultimately agreed to a transaction that was mutually satisfactory, but Certares was under no illusions about its lack of control in this situation. Absent Certares’ concession to accept less than it was contractually owed under its preferred stock, Liberty TripAdvisor (and potentially Tripadvisor) could have designed and then pursued an alternative transaction without any direct involvement of Certares. Certares neither had a contractual blocking right over potential alternative transactions nor any influence in the Liberty Tripadvisor board room as to which transaction to pursue.

Moreover, Certares possesses none of the classic indicia of control over Liberty TripAdvisor. Certares (i) owns no Liberty TripAdvisor voting stock (and merely owns non-convertible, non-voting preferred stock), (ii) has no director on the Liberty TripAdvisor board (as Certares permanently waived its board appointment right pursuant to that certain Repurchase Agreement entered into by and between Certares and Liberty TripAdvisor on March 22, 2021), (iii) has no meaningful governance rights in Liberty TripAdvisor and (iv) has never had an executive management role in Liberty TripAdvisor. Additionally, a third party unrelated to Certares (Greg Maffei), beneficially owns of 97.3% of the Liberty TripAdvisor Series B (high vote) common stock, which equates to approximately 41% of the total voting power of Liberty TripAdvisor (as of December 31, 2024). While we acknowledge that pursuant to CD&I 102.1 from January 2009 , the presence of a “…controlling or majority security holder does not necessarily preclude a holder of a lesser amount of securities from being considered an “affiliate” for purposes of Rule 13e-3”, we view the existence of the controlling stake as a relevant factor here, especially when coupled with the lack of any classic indicia of control (no voting stock, no board seat) by Certares.

Certares did participate more actively in the transaction than is customary for preferred stockholders because its acquiescence was necessary for the parties to reach this particular agreement. That alone should not be sufficient to conclude that Certares is an “affiliate” of Liberty TripAdvisor, and we are not aware of any other way in which Certares exerted influence or control over Liberty TripAdvisor. While we understand “affiliate” determinations are fact and circumstance specific, we do think it is noteworthy that we are not aware of any examples of analogous situations in 13e-3 transactions in which preferred stockholders have been deemed to be “affiliates” of the issuer. We submit that is because Certares (and such analogous preferred stockholders) are financing sources that benefit from limited contractual rights and no rights in the legal or colloquial sense to control the issuer.

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If you have any questions, please do not hesitate to contact the undersigned at (415) 984-8793 or bchristensen@omm.com.

Very truly yours,

/s/ C. Brophy Christensen
C. Brophy Christensen

cc:	Liberty TripAdvisor Holdings, Inc.
Renee L. Wilm

Simpson Thacher & Bartlett LLP
Anthony F. Vernace

Weil, Gotshal & Manges LLP
Michael J. Aiello
Matthew J. Gilroy

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